Exhibit 99.1

Genmab Portfolio Prioritization Update
Company Announcement

•Genmab to discontinue clinical development of acasunlimab following a portfolio review
•Decision reflects prioritization of higher‑impact opportunities across Genmab’s late‑stage pipeline and increasingly competitive landscape
•This decision does not impact Genmab’s full‑year 2025 financial guidance

COPENHAGEN, Denmark; December 29, 2025 – Genmab A/S (Nasdaq: GMAB) announced today that it will discontinue further clinical development of acasunlimab. This decision was made as part of Genmab’s strategic focus on the most value‑creating opportunities in its late‑stage portfolio and following a thorough assessment of the evolving competitive landscape. While the clinical profile observed to date has been encouraging, Genmab will concentrate resources on programs with the highest potential impact, including EPKINLY® (epcoritamab), petosemtamab and rinatabart sesutecan (Rina‑S®), which are advancing in late‑stage development. This decision is consistent with Genmab’s disciplined portfolio prioritization and capital allocation framework.

“After careful consideration, we have decided to discontinue the acasunlimab program. Although the data have been encouraging, the compelling opportunities we see in our late‑stage pipeline led us to focus our investments where we believe we can deliver the greatest benefit for patients and shareholders. We are highly energized by the momentum of EPKINLY, petosemtamab and Rina‑S, and we remain committed to executing these programs with speed and rigor,” said Jan van de Winkel, Ph.D., Chief Executive Officer, Genmab.

This decision does not impact Genmab’s full‑year 2025 financial guidance.

About Genmab
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 55 Page 1/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Genmab Portfolio Prioritization Update

relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology
This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®. Rina-S® is a trademark of ProfoundBio, US, Co. and Genmab (Suzhou) Co., Ltd.; EPKINLY® and its design are trademarks of AbbVie Biotechnology Ltd.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 55 Page 2/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122